October 17, 2007

Mail Stop 6010

Leo Shi Young
Chief Executive Officer
Solar Enertech Corporation
1600 Adams Drive
Menlo Park, CA 94025

>   **Re:**   **Solar Enertech Corporation**
>   **Amendment to Form SB-2 filed October 2, 2007**
>   **File No. 333-142310**
>   **Amendment to Form 10-KSB for the**
>   **Fiscal Year Ended Sept. 30, 2006 filed September 20, 2007**
>   **File No. 000-51717**

Dear Mr. Young:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

1.   Please note that we will continue our evaluation of your response to prior comment 1 in our letter to you dated July 18, 2007 after you address the comments in this letter.

2.   We note your obligation to register the resale of the shares that you have removed from this registration statement, including the Additional Filing Deadline in section 2.b of the registration rights agreement. A subsequent registration statement involving the same or affiliated selling shareholders may cast doubt on whether the transaction registered on the current registration statement is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). Please provide us your analysis of why the position

reflected in our prior comment 1 should change despite your obligation to register for resale the removed shares.

Management's Discussion and Analysis or Plan of Operations, page 23

Critical Accounting Policies, page 26

-Stock-based Compensation, page 27

3.   Please refer to prior comments 17, 20, 22, and 23 from our letter dated July 18, 2007. Please revise this section to include an enhanced discussion of how you determined the fair value of your equity instruments including stock options and warrants.

4.   Further to the above, please revise this section to include a discussion of how you determined that the fair value of your common stock underlying the stock options issued to your president and director during fiscal 2006 was $0.70 per share similar to the information provided in your response.

Selling Shareholders, page 34

5.   Please expand your response to prior comment 1 to show us in detail how you determined the number of outstanding shares held by shareholders who are not selling stockholders, affiliates of selling stockholders or affiliates of the registrant. Ensure that your response is clearly reconcilable to the data in the beneficial ownership table on page 36.

6.   Please tell us why the number of shares that the selling shareholders beneficially owned before the offering was changed in this amendment. Show us clearly how you determined the beneficial ownership of each selling stockholder and the rules that you followed in making the determination.

Outside Back Cover of Prospectus

7.   Please revise your table of contents to accurately reflect the content and order of your prospectus. For example, we note your reference to a section entitled "Description of Business" in your table of contents, but that section does not appear in your prospectus.

Interim Condensed Financial Statements, page F-2

Notes to Consolidated Financial Statements, page F-6

Note 2. Restatements, page F-6

8.   We note that you restated certain line items in your statement of cash flows.
        Please revise to also show the effect of the correction on those items consistent
        with paragraph 26(a) of SFAS 154.

Note 3. Significant Accounting Policies, page F-10

-Inventory, page F-11

9.   We note that you record adjustments to write down the cost of obsolete and
        excess inventory to the estimated market value based on reviews and forecasts.
        Please revise the filing to disclose in more detail on how you determine the
        market value for your inventory, including any silicon scrap that you may hold.

Note 7. Equity Transactions, page F-20

Warrants, page F-20

10.   Please refer to prior comments 11, 19, and 20 from our letter dated July 18, 2007.
        We note that you accounted for the warrants (including the advisor warrants)
        issued in connection with the $17.3 million convertible debt in March 2007 as
        liabilities at fair value pursuant to SFAS 150 due to the warrant agreements
        containing a cash redemption provision in the event of a fundamental transaction.
        Please tell us and revise your filing to explain in more detail why you classified
        these warrants as a liability at fair value pursuant to SFAS 150. Within your
        discussion, please cite the specific paragraph relied upon in SFAS 150 and any
        other literature relied upon in reaching your conclusions and how you applied this
        literature to your situation.

Options, page F-21

11.   Please refer to prior comment 22. Please disclose, if true, that the market value
        per share of $0.70 is an estimate. If true, please also disclose the methods and
        significant assumptions used by management to determine the estimated market

value. Please similarly revise your critical accounting policies and estimates in MD&A to discuss these estimates.

Note 8. Commitments and Contingencies, page F-23

12.   Please refer to prior comment 25. Please revise this disclosure to clarify your commitment to fund the activities in RMB and also discuss that the U.S. dollar amounts are based upon a translation of the RMB amounts into U.S. dollars at an exchange rate of 7.75.

Consolidated Annual Financial Statements, page F-24

Report of Independent Registered Public Accounting Firm, page F-25

13.   Please refer to prior comment 27 from our letter dated July 18, 2007. In making revisions for this comment, we note that the company removed from the first paragraph of the opinion references to an audit from July 7, 2004 (inception) through September 30, 2006. We note similar changes in Amendment 3 to your September 30, 2006 Form 10-KSB. Please revise.

14.   We also note that your independent auditors' report includes a dual date of April 16, 2007 for Note 14 to the financial statements. We further note that your independent auditors' report includes an explanatory paragraph related to the restatement that was discovered by management in April 2007. We finally note from your Item 4.02 Form 8-K filed on August 15, 2007 that you concluded that your financial statements for the fiscal year ended September 30, 2006 could not be relied upon for certain errors related to the understatement of stock-based compensation and additional paid in capital. Please obtain and include an updated independent auditors' report that is appropriately dual-dated for the restatement that is referenced in your Item 4.02 Form 8-K filed on August 15, 2007 and includes an updated explanatory paragraph related to the restatement that management detected on August 15, 2007. Please similarly amend your September 30, 2006 Form 10-KSB for this change. Alternatively, please ask your independent accountants to explain to us why the audit opinion date related to Note 14 and the explanatory paragraph describing the restatement is appropriately dated and accurate.

15.   The audit report is dated April 16, 2007 for Note 14. The consent included in Exhibit 23.1 refers to a date of April 16, 2007 for both Notes 12 and 14. Please request your auditors to reconcile and revise.

Notes to Financial Statements, page F-31

Note 2. Summary of Significant Accounting Policies, page F-31

-Variable interest entities, page F-31

16.   Please refer to prior comment 32. As noted from your response, you have no
        responsibility to absorb costs incurred by Infotech beyond those in its capacity as
        your agent. Please similarly tell us whether you have a right to any future returns
        not associated with Infotech acting as your agent. Please revise your disclosure to
        clarify consistent with your response.

Note 14. Restatements, page F-41

17.   Please refer to prior comment 26 from our letter dated July 18, 2007. We note
        that you recorded $10.7 million in compensation expense related to the 5.75
        million shares transferred to employees from your president on June 6, 2006 and
        that you determined that the fair value of each share was $1.86. We finally note
        that your common stock was trading on the OTC Bulletin Board at $2.04 per
        share on June 6, 2006. Please tell us and revise your note here and on page F-6 to
        explain how you determined that the fair market value for each common share
        transferred was $1.86 per share rather than $2.04 per share.

Note 14. Restatements, page F-41

18.   We note that you restated certain line items in your statement of cash flows.
        Please revise to also show the effect of the correction on those items consistent
        with paragraph 26(a) of SFAS 154.

Amendment 3 to Form 10-KSB for the Fiscal Year Ended September 30, 2006

19.   Please refer to prior comment 45 from our letter dated May 16, 2007 and prior
        comments 41 and 45 from our letter dated July 18, 2007. Please amend your
        annual report and quarterly reports to address the comments issued in this letter,
        as applicable.

Exhibit 31.1 and Exhibit 31.2

20.   Please refer to prior comment 47 from our letter dated May 16, 2007 and prior
        comment 43 from our letter dated July 18, 2007. We note that you changed the

punctuation at the end of Item 1. We note similar changes in your December 31, 2006, March 31, 2007, and June 30, 2007 Forms 10-QSB and that you also added some words in Item 1 after the identification of the small business issuer within these certifications. In future filings, these certifications should be changed to conform to the exact wording required by Item 601(b)(31) of Regulation S-B.

Exhibit 23.1

21.   Please request your auditors to include all periods audited in their reference, including the cumulative period from July 7, 2004 through September 30, 2006.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tara Harkins at (202) 551-3639 or Kaitlin Tillan, Assistant Chief Accountant, at (202) 551-6103 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo Aleman at (202) 551-3646 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc(via facsimile): Jody R. Samuels, Richardson & Patel LLP